UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 0-15279

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm dated June 26, 2007	3

Statement of Net Assets Available for Benefits at December 31, 2006 and 2005	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	5

Notes to Financial Statements	6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Schedule H, Line 4j – Schedule of Reportable Transactions	13

Signature	14

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Exhibit
Exhibit No. 23.1 – Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)

Report of Independent Registered Public Accounting Firm

The Plan Trustees

General Communication, Inc. Qualified

Employee Stock Purchase Plan

We have audited the accompanying statements of nets assets available for benefits for General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) and supplemental schedule H, line 4j – schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/signed/ KPMG LLP

Anchorage, Alaska

June 26, 2007

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(Amounts in thousands)	2006	2005
Assets
Investments:
Participant directed:
Common stocks	$62,203	52,153
Mutual funds	7,744	30,117
Common/collective trust	---	7,592
	69,947	89,862

Participant loans	1,891	1,667
Pending settlements	1	217
Total investments	71,839	91,746

Receivables:
Employee contributions	474	510
Employer contributions	405	432
Investment income	311	14
	1,190	956

Cash and cash equivalents	49,013	406

Liabilities
Excess contributions refundable:
Employee	(363)	(316)
Employer	(219)	(170)
	(582)	(486)

Net assets available for benefits	$121,460	92,622

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

(Amounts in thousands)	2006	2005

Additions to net assets attributed to:
Contributions:
Employee	$6,187	6,808
Employer	5,281	5,575
Total contributions	11,468	12,383

Investment income:
Net appreciation (depreciation) in fair value of investments	25,219	(3,752)
Dividend income	3,530	1,733
Interest income	143	111
Total investment income (loss)	28,892	(1,908)

Total additions	40,360	10,475

Deductions to net assets attributed to:
Employee withdrawals	10,940	4,457
Corrective distribution of excess contributions	582	486
Total deductions	11,522	4,943

Net increase in net assets available for benefits	28,838	5,532

Net assets available for benefits at beginning of period	92,622	87,090

Net assets available for benefits at end of period	$121,460	92,622

See accompanying notes to financial statements.

5

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. GCI and the Company are parties-in-interest.

Contributions

The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

(1)	Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

(2)	Non-qualified Voluntary Contributions ("after-tax contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $15,000 and $14,000 in 2006 and 2005, respectively; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions.

The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 100% of any employee's compensation (determined after salary reduction), or $44,000 and $42,000 for 2006 and 2005, respectively. Compensation considered for all Plan purposes is subject to a compensation ceiling of $220,000 and $210,000 in 2006 and 2005, respectively. Eligible employees were allowed to make catch-up contributions of no more than $5,000 and $4,000 in 2006 and 2005, respectively. These catch-up contributions are not eligible to receive employer-matching contributions.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions regardless of how the contribution is invested. No more than 10% of any one employee’s compensation will be matched in any pay period.

Company matching contributions made to the Plan are initially invested in GCI Class A or Class B common stock. After each matching contribution is deposited to a participant’s account in GCI Class A and Class B common stock the contribution may be transferred to another available Plan investment at any time.

Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts

Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses. Plan earnings and losses are allocated on a daily basis, based upon the number of shares held by each participant account.

Vesting

A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

6	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the fifth Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

Forfeitures

If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All forfeited amounts are used to reduce future Company matching contributions. During 2006 and 2005, employer contributions were reduced by $371,000 and $160,000, respectively, from forfeited nonvested accounts. At December 31, 2006 and 2005, $152,000 and $138,000, respectively, had been forfeited but had not yet been used to reduce the Company’s matching contribution.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions. Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant’s loan. Loan terms range from one to five years. Loans are secured by the vested balance in the participant’s account and earn interest at a fixed rate calculated at the loan date. The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus two percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

7	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(2)	Summary of Significant Accounting Policies

The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

At December 31, 2006 and 2005, the fair values of GCI Class A common stock, Comcast Corporation Class A common stock, and AT&T Corporation common stock are based on the closing price as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. At December 31, 2006 and 2005 the fair value of GCI Class B common stock is based on the closing price listed on the Over-the-Counter market Bulletin Board system. GCI Class B common stock is convertible share-for-share into GCI Class A common stock. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices at December 31, 2006 and 2005.

The Common/Collective Trust invests primarily in money market instruments and guaranteed investment contracts. The Plan’s ownership in the Common/Collective Trust is carried at contract value based on the investment’s net asset value per unit, which approximates fair value. Money market instruments are valued at amortized cost. The investment contracts in the Common/Collective Trust with benefit responsive features are carried at cost plus accrued interest. Synthetic investment contracts are stated at the contract book value which approximates amortized cost.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Investment income is recorded when earned.

Pending settlements represent the value of sold or purchased securities during the three-business day settlement period.

Purchases and sales of securities are recorded on a trade-date basis.

Reclassifications have been made to the 2005 financial statements to make them comparable with the 2006 presentation.

(3)	Administration of Plan Assets

Merrill Lynch is the Plan’s recordkeeper and asset trustee. Administrative expenses related to the Plan of $25,000 and $18,000 for the years ended December 31, 2006 and 2005, respectively, are paid directly by the Company to the recordkeeper and asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund’s prospectus. Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)	Amendment or Termination

The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

8	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(5)	Investments

The majority of Plan mutual fund and common/collective trust investments were liquidated on December 29, 2006 to transfer the assets to a new Plan asset trustee and recordkeeper on January 1, 2007. Prior to the transfer, the following investment choices were offered to Plan participants during the period ended December 29, 2006:

Common Stock:

•	GCI Class A and Class B
•	AT&T Inc.
•	Comcast Corporation

Mutual Funds:

•	AIM International Growth Fund
•	AIM Mid Cap Core Equity Fund
•	Alger Large Cap Growth Institutional Fund
•	Allianz RCM Technology Fund
•	American Intermediate Bond Fund of America
•	BlackRock Aurora Portfolio
•	Dreyfus Founders Discovery Fund
•	Eaton Vance Utilities Fund
•	Federated Fund for U.S. Government Securities
•	Lord Abbett Bond-Debenture Fund
•	Merrill Lynch Basic Value Fund
•	Merrill Lynch Bond Fund
•	Merrill Lynch S&P 500® Index Fund
•	MFS Total Return Fund
•	Oakmark Select Fund
•	Oppenheimer Quest Balanced Fund
•	Phoenix Real Estate Securities Fund
•	Van Kampen Aggressive Growth Fund

Common/Collective Trust:

•	Merrill Lynch Retirement Preservation Trust

Common stock investment prices per share at December 31, 2006 and 2005 follow:

	2006	2005
GCI Class A	$15.73	10.33
GCI Class B	15.90	10.57
AT&T Inc.	35.75	24.49
Comcast Corporation	42.33	25.92

Investments which represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 follow (amounts in thousands):

	2006	2005
GCI Class A and Class B common stock	$61,653	51,904
Merrill Lynch Retirement Preservation Trust	---	7,592
	$61,653	59,496

9	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2006 and 2005 as follows (amounts in thousands):

	2006	2005
Common stock	$22,971	(4,006)
Mutual funds	2,248	254
	$25,219	(3,752)

(6)	Fair Values of Financial Instruments

The estimated fair values of the financial instruments included in the accompanying financial statements at December 31 follow:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash	$49,013	49,013	406	406
Common stock	62,203	62,203	52,153	52,153
Mutual funds	7,744	7,744	30,117	30,117
Common/collective trust	---	---	7,592	7,592
Participant loans	1,891	1,891	1,667	1,667
Total investments	$120,851	120,851	91,935	91,935

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash: The carrying amount approximates fair value because of the short-term maturity of these instruments.

Common stock: The carrying amount approximates fair value because these investments are carried at market values, based upon quoted prices.

Mutual funds: The carrying amount approximates fair value because these investments are carried at market values, based upon quoted prices.

Common/collective trust: These investments are carried at contract value which approximates fair value.

Participant loans: The carrying amount approximates fair value due to the shorter term of the participant loans.

10	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(7)	Income Taxes

The Plan is qualified under Section 401(a) of the Code pursuant to favorable tax determination letters dated December 9, 1987, March 8, 1988, March 13, 1996, February 23, 2001, and June 25, 2002 obtained from the Internal Revenue Service. Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	2006	2005
Net assets available for plan benefits per the financial statements	$121,460	92,622
Less: Accrued participant withdrawals	---	(473)
Net assets available for Plan benefits per Form 5500	$121,460	92,149

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (amounts in thousands):

	2006	2005
Benefits paid to participants per the financial statements	$11,522	4,943
Add: Accrued participant withdrawals, current year	---	473
Less: Accrued participant withdrawals, prior year	(473)	---
Benefits paid to participants per Form 5500	$11,049	5,416

(9)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Subsequent Events

Effective January 1, 2007, the Plan's recordkeeper and asset trustee became Union Bank of California and participants could direct the initial investment of matching contributions to any investment choice offered by the Plan.

11

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(Amounts in thousands, except share and unit amounts)
(a)		(b) Identity of Issue	(c) Description of Investment		(d) Cost	(e) Current Value
		Common stock:
*		GCI	3,836,556 shares of Class A common stock and 82,059 shares of Class B common stock	$	**	$61,653
		AT&T Inc.	7,266 shares of common stock		**	260
		Comcast Corporation	6,845 shares of common stock		**	290
						62,203
		Mutual fund investments:
		Allianz RCM Technology Fund	6,897 shares		**	281
		Eaton Vance Utilities Fund	257,790 shares		**	3,416
		Phoenix Real Estate Securities Fund	112,443 shares		**	4,047
						7,744
*		Participant loans	Interest bearing at 6.00% to 10.75%		---	1,891

		Pending settlements	1,211 units		**	1
						$71,839
	*	Party-in-interest
	**	Not required for participant directed investments

		See accompanying report of independent registered public accounting firm.

12

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

December 31, 2006

(Amounts in thousands, except share and unit amounts)
(a) Identity of Party Involved	(b) Description of Asset	(d) Aggregate Selling Price	(g) Aggregate Cost of Asset	(h) Current Value of Asset on Transaction Date		(i) Net Gain (Loss)
Merrill Lynch Retirement Preservation Trust	12,392,510 units	$12,393	$12,393	$12,393	$	---
AIM International Growth Fund	192,608 shares	5,730	4,407	5,730		1,323
BlackRock S&P 500® Index Fund	369,123 shares	6,423	5,685	6,423		738
BlackRock Aurora Portfolio	178,210 shares	4,876	5,854	4,876		(978)

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Signature	Title	Date

/s/ Alfred J. Walker	Plan Administrator	June 26, 2007
Alfred J. Walker